UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 3)
                            RECOVERY ENGINEERING, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                      756269106
                  ---------------------------------------------
                                 (CUSIP Number)

                               DAVID J. GREENWALD, ESQ.
                                 GOLDMAN, SACHS & CO.
                                   85 BROAD STREET
                                  NEW YORK, NY 10004
                                    (212) 902-1000

--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 1, 1997
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                           Page 2 of 22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Goldman, Sachs & Co.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY

     4   SOURCE OF FUNDS

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               |X|


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                New York

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           1,020,101


        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         1,020,101

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,020,101

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.4%

     14  TYPE OF REPORTING PERSON
            BD-PN-IA


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                          Page 3 of  22


1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Goldman Sachs Group, L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY

     4   SOURCE OF FUNDS

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            5,000

    BENEFICIALLY  8   SHARED VOTING POWER
                         1,020,101
      OWNED BY

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            5,000

        WITH      10  SHARED DISPOSITIVE POWER
                         1,020,101

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,025,101

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.5%

     14  TYPE OF REPORTING PERSON
            HC-PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                          Page 4 of  22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS Capital Partners II, L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |
     3   SEC USE ONLY

     4   SOURCE OF FUNDS
            WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           633,767

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         633,767

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            633,767

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.3%

     14  TYPE OF REPORTING PERSON
            PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                          Page 5 of  22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS Capital Partners II Offshore, L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY


     4   SOURCE OF FUNDS
            WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           251,948

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         251,948

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            251,948

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3%

     14  TYPE OF REPORTING PERSON
            PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                           Page 6 of 22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |
     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Germany

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           23,376

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         23,376

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            23,376

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.5%

     14  TYPE OF REPORTING PERSON
            PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                           Page 7 of 22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS Advisors, L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |
     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           633,767

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         633,767

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            633,767

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.3%

     14  TYPE OF REPORTING PERSON
            PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                           Page 8 of 22



     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GS Advisors II (Cayman), L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |
     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           251,948

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         251,948

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            251,948

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3%

     14  TYPE OF REPORTING PERSON
            PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                          Page 9 of  22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Goldman, Sachs & Co. oHG

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A G                 (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Germany

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           23,376

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         23,376

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            23,376

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.5%

     14  TYPE OF REPORTING PERSON
            PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                         Page 10 of  22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Stone Street Fund 1996, L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           60,191

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         60,191

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            60,191

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.3%

     14  TYPE OF REPORTING PERSON
         PN


                                  SCHEDULE 13D

    CUSIP NO.   756269106                                         Page 11 of  22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Bridge Street Fund 1996, L.P.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           40,819

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         40,819

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            40,819

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |


     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9%

     14  TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

    CUSIP NO.   756269106                                         Page 12 of  22


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Stone Street Empire Corp.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |  |
                                                                      (b)   |  |

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
            AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |  |

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     NUMBER OF    7   SOLE VOTING POWER
       SHARES            0

    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY           101,010

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON            0

        WITH      10  SHARED DISPOSITIVE POWER
                         101,010

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            101,010

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |  |

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.2%

     14  TYPE OF REPORTING PERSON
            CO


            This Amendment No. 3 (this "Amendment No. 3") is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability) ("GSCP II Germany," and together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street"), Bridge Street Fund 1996, L.P. ("Bridge Street," and together with Stone Street, the "Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group," and together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street, Bridge Street, Empire Corp. and Goldman Sachs, the "Filing Persons")1 to amend and supplement the Statement on Schedule 13D (the "Original
Schedule 13D") filed by the Filing Persons on July 29, 1996, Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), filed by the Filing Persons on April 9, 1997, and Amendment No. 2 to the Original Schedule 13D filed by the Filing Persons on April 29, 1997, in respect of the Common Stock ("Amendment No. 2"), par value $0.01 per share (the "Common Stock"), of Recovery Engineering, Inc., a Minnesota corporation (the "Company"). This Amendment No. 3 is being filed primarily to report the terms of a letter agreement entered into between GSCP II, the Stone/Bridge Funds and the Company. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Original
Schedule 13D.

     Schedule II-A-iii hereto is hereby substituted for Schedule
II-A-iii attached to Amendment No. 1. Each reference to Schedule
II-A-iii contained in the Original Schedule 13D, as amended, shall be deemed to be a reference to Schedule II-A-iii hereto.



ITEM 2.     IDENTIFY AND BACKGROUND

            Item 2 of the Original Schedule 13D, as amended, is hereby further amended by substituting for the first paragraph thereof the following paragraph:

             As of October 1, 1997, (a) Goldman Sachs may be deemed to own beneficially 1,020,101 shares of Common Stock, in the aggregate, (i) by reason of the ownership by GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of the Notes, which are convertible into 1,010,101 shares of Common Stock, in the aggregate, and (ii) by reason of there being 10,000 shares of Common Stock, in the aggregate, in client accounts managed by Goldman Sachs (collectively, the "Managed Accounts"), and (b) GS Group may be deemed to own beneficially 1,025,101 shares of Common Stock, in the aggregate, (i) by reason of the ownership by the Limited Partnerships of the Notes, (ii) by reason of Mr. Sanjay H. Patel, a Managing Director of Goldman Sachs, holding for the benefit of the GS Group, options (received by him in his capacity as a director of the Company) to purchase 5,000 shares of Common Stock (the "Directors Options") and (iii) by reason of there being 10,000 shares of Common Stock, in the aggregate, in the Managed Accounts. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnership to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock in the Managed Accounts.

[FN]
--------
1 Neither the Original Schedule 13D, Amendment No. 1, Amendment No. 2 nor anything contained therein or herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than
      Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Paragraph (b) of Item 3 of the Original Schedule 13D, as amended, is hereby supplemented with the following paragraph:

             On April 24, 1997, Mr. Sanjay H. Patel, a Managing Director of Goldman Sachs, in his capacity as a director of the Company, received, pursuant to the Company's 1993 Director Stock Option Plan and pursuant to a Directors' Nonqualified Stock Option Agreement entered into between Mr. Patel and the Company (which Agreement is substantially in the form of the option agreement attached as Exhibit (1) to Amendment No. 1), a Director Option, entitling Mr. Patel to purchase form the Company, at $5.84 per share, 4,000 shares of Common Stock, in the aggregate, (in addition to the 1,000 shares of Common Stock which Mr. Patel is entitled to purchase at $11.25 per share pursuant to a Director Option previously issued to him). Mr. Patel has entered into an agreement (the "Patel/GS Group Agreement") pursuant to which Mr. Patel has agreed, among other things, that he holds the Director Options, and each share of Common Stock issuable upon exercise thereof, in trust for the benefit of GS Group. A copy of the Patel/GS Group Agreement is attached as Exhibit (2) to Amendment No. 1.

ITEM 4.     PURPOSE OF TRANSACTION

            The Limited Partnerships and the Company have entered into a letter agreement (a copy of which is attached as Exhibit (1) hereto), dated October 1, 1997, pursuant to which the Limited Partnerships and the Company, agreed that, notwithstanding the restrictions set forth in the Securities Purchase Agreement, dated July 19, 1996, between the Company and the Limited Partnerships, as amended, during the Company's fiscal year ending December 31, 1997, the Company and its subsidiaries may permit to exist an amount of indebtedness not to exceed $15 million on a consolidated basis.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

      Paragraph (a) of Item 5 of the Original Schedule 13D, as amended, is hereby supplemented with the following paragraphs:

             As of October 1, 1997, GSCP beneficially owned, and GS Advisors, by reason of the ownership by GSCP of Notes, may be deemed to have beneficially owned, 633,767 shares of Common Stock, GSCP II Offshore beneficially owned, and GS Advisors Cayman, by reason of the ownership by GSCP II Offshore of Notes, may be deemed to have beneficially owned, 251,948 shares of Common Stock, GSCP II Germany beneficially owned, and GS oHG, by reason of the ownership by GSCP II Germany of Notes, may be deemed to have beneficially owned, 23,376 shares of Common Stock, Stone Street beneficially owned 60,191 shares of Common Stock, Bridge Street beneficially owned 40,819 shares of Common Stock, and Empire Corp., by reason of the ownership by Stone Street and Bridge Street of Notes, may be deemed to have beneficially owned 101,010 shares of Common Stock. Based on the foregoing and based on the number of shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q filed by the Company for the period ended June 30, 1997, as of October 1, 1997, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, approximately 12.3%, GSCP II Offshore beneficially owned, and GS Advisors Cayman may be deemed to have beneficially owned, approximately 5.3%, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, approximately 0.5%, Stone Street beneficially owned approximately 1.3%, Bridge Street beneficially owned approximately 0.9%, and Empire Corp. may be deemed to have beneficially owned approximately 2.2%, in each case of the shares of Common Stock. Each of GS Advisors, GS Advisors Cayman, GS oHG and Empire Corp. disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Advisors, GS Advisors Cayman, GS oHG and Empire Corp., as applicable.

             As of October 1, 1997, (a) Goldman Sachs may be deemed to beneficially own 1,020,101 shares of Common Stock, in the aggregate, (i) by reason of the ownership by the Limited Partnership of the Notes, which are convertible into 1,010,101 shares of Common Stock, in the aggregate, and (ii) by reason of there being 10,000 shares of Common Stock in the Managed Accounts, and (b) GS Group may be deemed to own beneficially 1,025,101 shares of Common Stock, in the aggregate, (i) by reason of the ownership by the Limited Partnerships of the Notes, (ii) by reason of Mr. Sanjay H. Patel, a director of the Company and a Managing Director of Goldman Sachs, holding for the benefit of GS Group the Director Options, which are currently exercisable and which entitle Mr. Patel to purchase 5,000 shares of Common Stock, in the aggregate, and (iii) by reason of there being 10,000 shares of Common Stock in the Managed Accounts. Accordingly, as of October 1, 1997, Goldman Sachs may be deemed to beneficially own approximately 18.4% of the shares of Common Stock, and GS Group may be deemed to beneficially own 18.5% of the shares of Common Stock. Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock held in the Managed Accounts.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Exhibit (1): Letter, dated October 1, 1997, from the Limited
                  Partnerships to the Company.


                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997         GS CAPITAL PARTNERS II, L.P.

                                   By:   GS Advisors, L.P.,
                                         its general partner

                                   By:   GS Advisors, Inc.,
                                         its general partner

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: President

                                   GS ADVISORS, L.P.

                                   By:   GS Advisors, Inc.,
                                         its general partner

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: President

                                   GS CAPITAL PARTNERS II OFFSHORE, L.P.

                                   By:   GS Advisors II (Cayman), L.P.,
                                         its general partner

                                   By:   GS Advisors II, Inc.,
                                         its general partner

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: President

                                   GS ADVISORS II (CAYMAN), L.P.

                                   By:   GS Advisors II, Inc.,
                                         its general partner


                                   By:  /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: President

                                   GS CAPITAL PARTNERS II (Germany) CIVIL LAW
                                   PARTNERSHIP (with limitation of liability)

                                   By:   Goldman, Sachs & Co. oHG,
                                         its managing partner


                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Attorney-in-Fact

                                   GOLDMAN, SACHS & CO. oHG


                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Attorney-in-Fact

                                   GOLDMAN, SACHS & CO.

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Managing Director

                                   THE GOLDMAN SACHS GROUP, L.P.

                                   By:   The Goldman Sachs Corporation,
                                         its general partner

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Executive Vice President

                                   STONE STREET FUND 1996, L.P.

                                   By:   Stone Street Empire Corp.,
                                         its general partner

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Vice President

                                   BRIDGE STREET FUND 1996, L.P.

                                   By:   Stone Street Empire Corp.,
                                         its managing general partner

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Vice President

                                   STONE STREET EMPIRE CORP.

                                   By:   /s/Richard A. Friedman
                                         --------------------------
                                         Name:  Richard A. Friedman
                                         Title: Vice President



                                INDEX OF EXHIBITS


Exhibit (1): Letter, dated October 1, 1997, from the Limited
             Partnerships to the Company.


                                SCHEDULE II-A-III


      The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street 1996, L.P., are set forth below.

      The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

      All executive officers and directors listed below are United States citizens.

           NAME                     POSITION                   PRESENT
           ----                     --------            PRINCIPAL OCCUPATION
                                                        --------------------


Richard A. Friedman        Director/President         Managing Director of
                                                      Goldman, Sachs & Co.

Nash, Avi M.               Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Goldenberg, Jeffrey        Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

McMahon, J. William        Director/Vice President    Vice President of
                                                      Goldman, Sachs & Co.

Singh, Dinakar             Director/Vice President    Director/Vice President
                                                      of Goldman, Sachs & Co.

Kolatch, Jonathan L.       Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Mehra, Sanjeev K.          Director/Vice President    Managing Director of
                                                      Goldman, Sachs & Co.

Mindich, Eric M.           Director/Vice              Managing Director of
                           President/Treasurer        Goldman, Sachs & Co.

Sachs, Peter G.            Director/Vice President    Limited Partner of The
                                                      Goldman Sachs Group, L.P.

Fuhrman, Glenn R.          Director/Vice President    Vice President of
                                                      Goldman, Sachs & Co.

Sacerdote, Peter M.        Director/Chairman/C.E.O.   Limited Partner of The
                           President                  Goldman Sachs Group, L.P

Greenwald, David J.        Vice President             Vice President of
                                                      Goldman, Sachs & Co.

Skondinski, Carla H.       Vice President/Secretary   Vice President of
                                                      Goldman, Sachs & Co.

Stecher, Esta E.           Vice President             Managing Director of
                                                      Goldman, Sachs & Co.

Yacenda, Richard A.        Vice President             Vice President of
                                                      Goldman, Sachs & Co.

Fuge, C. Douglas           Assistant Treasurer        Managing Director of
                                                      Goldman, Sachs & Co.